

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Via U.S. Mail and Facsimile to

Dennis Tan
President and Director
Uranium 308 Corp.
2808 Cowan Circle
Las Vegas, NV 89102

>   **Re: Uranium 308 Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed April 16, 2010**
>   **Commission File No.: 000-52476**

Dear Mr. Tan:

We note that your 2009 and 2008 financial statements were audited by Etania Audit Group P.C. or its predecessor, Davis Accounting Group, P.C. The audit report was issued from Cedar City, Utah and was dated March 30, 2010. The licenses of Mr. Edwin Reese Davis, Jr. and his firm, Davis Accounting Group, P.C., lapsed on September 30, 2008 and were formally revoked as of November 4, 2010 by the Utah Division of Occupational & Professional Licensing ("DOPL"). You can find a copy of the order at https://secure.utah.gov/llv/search/detail.html?license_id=3599263. Etania Audit Group P.C. also is not licensed to practice by Utah DOPL.

As Davis Accounting Group, P.C. or Etania Audit Group P.C. was not licensed when it issued its audit report on your financial statements, you may not include its audit report in your filings with the Commission. You should have a firm that is duly registered and in good standing under the laws of the place of its residence or principle office, and registered with the PCAOB, re-audit your financial statements as of and for the two years ended December 31, 2009.

You should amend your Form 10-K immediately to label the columns of the financial statements as "Not Audited." When your financial statements have been reaudited by an auditor that is duly licensed and in good standing, and is registered with the PCAOB, you should amend the Form 10-K to include that auditor's report.

In providing information required by Item 304 of Regulation S-K for a change in your certifying accountant in Item 4.01 of Form 8-K and in other forms as applicable, please indicate that the Davis Accounting Group, P.C. was not duly licensed when it issued an audit opinion on your financial statements included in your latest Form 10-K and, accordingly, those financial statements are not considered to be audited. We believe the issuance of an audit report while the

firm was not licensed would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

Please respond to us within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.

If you have any questions you may contact Michael Fay, Staff Accountant, at (202) 551-3812 or me at (202) 551-3299.

Sincerely,

Mark Shannon
Branch Chief